SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

(Amendment No. 2)*

...............................................hhgregg, Inc..............................................
(Name of Issuer)

...............................................Common Stock..............................................
(Title of Class of Securities)

.............................................42833L108...............................................
(CUSIP Number)

................................................October 8, 2010................................................
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108
1. Names of reporting persons. Gregg W. Throgmartin
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization - United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 2,358,895
(6) Shared voting power
(7) Sole dispositive power - 2,358,895
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person - 2,358,895
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 6.0%1
(12) Type of reporting person (see instructions) - IN

1 The aggregate percentage of shares of Common Stock reported as owned by Mr. Throgmartin herein is based upon 39,413,457 outstanding shares of Common Stock as of July 30, 2010, as reported in hhgregg's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, plus 71,335 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of October 8, 2010).

Item 1. Security and Issuer.

(a)           The name of the issuer is hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”).

(b)           The principal executive offices of hhgregg are located at 4151 East 96th Street, Indianapolis, Indiana 46240.

Item 2. Identity and Background.

(a)           The name of the filing person in this statement is Gregg W. Throgmartin.

(b)           The business address of Mr. Throgmartin is c/o hhgregg, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

(c)           Mr. Throgmartin is a citizen of the United States of America.

(d)           The class of equity securities to which this statement on Schedule 13G (this “Statement”) relates is the common stock, par value $0.0001 per share, of hhgregg (the “Common Stock”).

(e)           The CUSIP number of the Common Stock is 42833L108.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.          [ ] Broker or dealer registered under Section 15 of the Act.

b.          [ ] Bank as defined in Section 3(a)(6) of the Act.

c.          [ ] Insurance company as defined in Section 3(a)(19) of the Act.

d.          [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e.          [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.           [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.          [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.          [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.           [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.           [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Mr. Throgmartin is the holder of record of, and has sole voting and dispositive voting power over, an aggregate of 2,358,895 shares of Common Stock.  Mr. Throgmartin holds 1,702,745 shares of Common Stock directly.  Mr. Throgmartin is the trustee of the Jerry W. Throgmartin Irrevocable Trust FBO Christy and Nicky Throgmartin, which holds 584,815 shares of Common Stock.  Mr. Throgmartin has sole power to vote and dispose of the shares held by the trust.  Mr. Throgmartin is also the holder of 71,335 options, each to purchase one share of Common Stock, which are exercisable within 60 days of October 8, 2010.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. Throgmartin represents approximately 6.0% of hhgregg’s outstanding Common Stock.

Percentage ownership is based on 39,413,457 outstanding shares of Common Stock of hhgregg as of July 30, 2010, as reported in hhgregg’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, plus 71,335 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of October 8, 2010).

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More then 5 Percent on behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2010

/s/ Gregg W. Throgmartin
Gregg W. Throgmartin